Exhibit 4.24

VENETO PV PLANTS FRAMEWORK ACQUISITION AGREEMENT

English summary of German version1

1. Preliminary Note

The Framework Agreement was entered on March 28, 2013 in notarial form before notary Marc Bohr (the “Notary”) and was subsequently amended on May 2, 2013 through an ad hoc amendment agreement (the ’”Amendment Agreement”), which partially modified the terms of payment of the price and of the release thereof by the Notary.

We provide below an overview of the main terms of the Framework Agreement, as amended by the Amendment Agreement.

2. Main content of the agreement

Object	Sale and purchase of:
	(i)	totality of the shares of Soleco S.r.l. and Tecnoenergy S.r.l. (the “SPVs”)

	(ii)	shareholder loan receivables held by Solibra Solar Solutions GmbH (“SSSG”) vis-a-vis the SPVs (amounting to Euro 404,810.00, the “Shareholder Loan Receivables”)

	(iii)	EPC contract receivables held by Solibra GmbH (“SG” and together with SSSG, the “Sellers”) vis-a-vis the SPVs (amounting to Euro 31.979.566, the “EPC Receivables”)
Condition Precedent	The effect of the sale and purchase are subject to the condition precedent (not retrospective) that the Price (as defined below) be fully paid.
Price and PaymentTerms	The agreed price is Euro 26.5M, allocated as follows:
	o	Soleco S.r.l. share: Euro 3.5M

	o	Tecnoenergy S.r.l. shares: Euro 3.5M

	o	SolecoS.r.l. Shareholder Loan Receivables: Euro 251,759

1 The original language version is on file with the Registrant and is available upon request.

	o	TecnoenergyS.r.l. Shareholder Loan Receivables: Euro 153,051

	o	Soleco S.r.l. EPC Receivables: Euro 9,572,418.75

	o	TecnoenergyS.r.l. EPC Receivables: Euro 9,522,771.25
The price shall be paid on a trust account held by the Notary, as follows:
	1.	as to Euro 12.5M, upon execution by Hanwha Europe (“Hanwha”) of a statement setting out the release of all securities held by it over the Project upon payment of its credit against SG;

2.
as to the balance (increased by the interests accrued on such amount at Euribor 2 months rate starting from the 31st day subsequent to the first payment until the date of payment of the balance) at Closing;

alternatively, a part of the balance equal to Euro 10,500,000 may be paid by the purchaser directly to Hanwha.
The aggregate of the amount under nos. 1 and 2 above is the “Price”.
Price Reduction
The Price is based on the assumption that assets and liabilities shown in the SPV trial balance updated as at September 30, 2012 and attached to the Framework Agreement, remain not varied and that all proceeds of the SPVs accruing after September 30, 2012 (the “Reference Date”) remain within the SPVs, except for ordinary course of business costs.

Without prejudice to indemnification claims, any amount disbursed in breach of the above assumption (the “Disbursements”), to be assessed in accordance with the procedure described in the Framework Agreement, shall be offset against the Price, reducing it accordingly (the “Net Price”).

Closing	Closing shall have as object the perfection before an Italian notary of the transfer of the shares, without novation to the provisions of the Framework Agreement.

Actions at Closing	a.	execution of a notarial quota transfer agreement;
b.	delivery by the Sellers of: (i) Re-Assignments of GSE-Claims; (ii) an irrevocable notice signed by Hanwha for the service on GSE of the Re-Assignments of GSE Claims;

c.
delivery by the Sellers of the financial statements of the SPVs as at December 31, 2012 audited by the company EuroAudit GmbH, and approved by the shareholder meeting of both SPVs, as well as a trial balance of the SPVs updated as at the date of Italian closing that took place on June 26, 2013 (the "Italian Closing");

d.
delivery by the Sellers of an updated regular business assessment of both SPVs based on the regular business assessment referred to a date 10 (ten) working days before the Italian Closing, reflecting fairly the financial position of each SPV as well as the assets, liabilities, equity and results of operations;

	e.	assignment by the Sellers to purchaser of all rights to claim delivery of the corporate books and accounting documents of the SPVs;
	f.	withdrawal of all existing powers of attorney of the SPVs;
	g.	delivery of statements by the current and former directors of the SPVs and of resignations and waivers of current directors of the SPVs;
	h.	approval of appointment of directors to each of the SPVs;
	i.	payment of the second instalment to Hanwha and to the Notary trust account.
Release of the Price
The Notary shall release the Price from the trust account by respectively paying SSSG, SG and Hanwha, in accordance with the provisions of the Framework Agreement, net of the Escrow and the GSE Retention.

Escrow
Out of the Price, an amount of Euro 1.25M, shall be deposited in an escrow account held by the notary as guarantee for any purchaser’s claims for Indemnification (as defined below) (the “Escrow”). The Escrow has 12-month duration and may be released only in accordance with the procedure indicated in the Framework Agreement.

Purchaser shall be entitled to make Indemnification claims if they exceed Euro 50,000 in the aggregate and claims which in the aggregate exceed Euro 250,000 may only be made by filing a claim to the competent court.

GSE Retention
An amount equal to Euro 2M (the “GSE Retention”) shall stand in the Notary’s trust account and be deducted from the payment of the balance of the Price to SG and only be released when GSE  starts paying incentives to the SPVs, net however of any amount paid by GSE to Hanwha after Closing.

Sellers’ Warranties	The Sellers provide certain representations on the legal and financial status of the SPVs among which that:
	o	on payment of the Price on the Notary’s trust account, third parties have waived their rights of pledge over the SPV shares

	o	on Closing, the purchaser will be the full owner of the Shareholder Loan and EPC Receivables

	o	on Closing, the SPVs will unrestrictedly own their assets

	o	at Closing, the SPVs will have sufficient title to get the payment of the GSE incentives

	o	after the Reference Date the SPVs have been handled in compliance with the industry standards

	o	the data room documents are correct, truthful and accurate

	o	the SPVs are entitled to all warranties under the EPC Contract
Undertakings	Among others, the Sellers undertake, to the extent legally possible, to assign to the purchaser all warranty rights held against the manufacturers.
Indemnification	The Sellers shall indemnify the purchaser (the “Indemnification”) among others in case of:
	o	any liabilities or deficiency of the SPVs existing at the time of Closing not reflected in the Data-Room Documents;

	o	any damages incurred by the SPVs which would have not been incurred if the Data-Room Documents had been accurate;

o
any losses incurred by the SPVs in connection with any unpaid tax that was due to be paid, or that have been generated by a taxable event, occurred before Closing, which would have not arisen if the Data-Room Documents had been accurate;

	o	any payment made by a SPV to SSSG as payment of dividends and/or repayment of the Shareholder Loans and/or to SG as repayment of the EPC-Loans after the Reference Date;

	o	any proceeds generated by the SPVs after the Reference Date which have not remained available within the SPVs;

	o	any losses or damages arising as a result of the untruthfulness, incorrectness and/or inaccuracy of any of the Seller’s guarantees.
The right to Indemnification shall be excluded 12 months after Closing.
Applicable Law	German law
Jurisdiction	After Closing: Court of Frankfurt am Main